

PRESS RELEASE **EXHIBIT 99.1**

FOR IMMEDIATE PUBLICATION

TIW EXCEEDS 6.7 MILLION SUBSCRIBERS AT THE END OF 2004

Montréal, Canada, January 17, 2005 – Telesystem International Wireless Inc. ("TIW") is pleased to announce that its operating subsidiaries MobiFon S.A. ("MobiFon") and Oskar Mobil a.s. ("Oskar Mobil"), exceeded 6.7 million subscribers as of December 31, 2004.

MobiFon, which operates under the brand name Connex in Romania, added approximately 541,000 net subscribers during the fourth quarter, reaching approximately 4,910,000 subscribers at the end of 2004. This was Connex's best quarter ever in terms of net subscriber additions and furthermore, this was combined with a solid growth in the postpaid segment. Postpaid net additions reached 40.9% of total net additions during the quarter resulting in a 65.7/34.3 prepaid/postpaid mix at the end of December 2004.

Oskar Mobil, which operates under the brand name Oskar in the Czech Republic, added approximately 84,000 net subscribers during the fourth quarter, reaching approximately 1,830,000 subscribers at the end of 2004. This was Oskar's best quarter in terms of net subscriber additions in 2004. Postpaid net additions reached 86.2% of total net additions during the quarter resulting in a 52.1/47.9 prepaid/postpaid mix at the end of December.

"In both cases, we are extremely pleased with the strong growth in subscribers, particularly in the postpaid segment," said Alexander Tolstoy, President and Chief Operating Officer of TIW.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.7 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca